UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2016

_______________

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of Israel Chemicals Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ISRAEL CHEMICALS LTD.

1.	ICL Completes NIS 1,568,662,000 Placement Of Series E Debentures

Item 1

ICL COMPLETES NIS 1,568,662,000 PLACEMENT OF SERIES E DEBENTURES

- Offering of notes maturing over a period of 5-8 years paying interest at 2.45%

- Debt issue increased to NIS 1,568,662,000 due to strong demand

Following Israel Chemicals Ltd.'s (the “Company”) previous report on Form 6-K, dated April 1, 2016 titled "Publication of a Trust Deed" (the "Former Report"), the Company announces that it filed today a supplemental shelf offering report in Israel and an immediate report regarding the offering results.

Pursuant to the shelf offering report, the Company offered, in Israel only, new Series E Debentures. The principal shall be paid in four equal annual payments on March 30 of each of the years 2021 through 2024 (each payment will be 25% of the nominal value of the principal). The interest on the unpaid balance, as it may be from time to time, of the principal amount of the Debentures shall be paid biannually on the dates March 30 and September 30 of each year between 2016 and 2024 (inclusive), so that the first interest payment shall be paid on September 30, 2016, and the final interest payment shall be paid on March 30, 2024. The Series E Debentures are unsecured and contain standard terms and conditions in addition to certain additional undertakings by the Company as detailed in the Former Report. The debentures will be listed for trading on the Tel Aviv Stock Exchange.

The Company has received early commitments from institutional investors for the purchase of Series E Debentures in the aggregate principal amount of NIS 1,540,940,000 at an interest rate of no more than 2.45% per annum. In consideration for making early commitments, the institutional investors will receive an early commitment commission in the amount of 0.7%. In the public tender consummated today, the Company received additional offers for NIS 27,722,000 total and accepted all of these offers.

Overall the Company accepted total subscriptions to purchase 1,568,662 Series E Debenture units in an aggregate principal amount of NIS 1,568,662,000, at an annual interest rate of 2.45%. The debentures will be sold at par value (NIS 1,000 per unit). The total gross consideration to be received by the Company for the Series E Debentures to be allocated pursuant to the shelf offering report is NIS 1,568,662,000.

The aggregate amount that the Company expects to pay for arrangement fees and other commissions and expenses in connection with this offering is approximately NIS 13,828,253. The net consideration to be received by the Company for the Series E Debentures is approximately NIS 1,554,833,747.

The Company intends to use the net proceeds from the offering for general corporate purposes, which may include refinancing of outstanding debt described in “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources” of the Company's annual report on Form 20-F for the fiscal year ended December 31, 2015, and the Company's ongoing operations. Most of the proceeds will be used to partially repay a Revolving Credit Facility Agreement, dated March 23, 2015, by and among certain financial institutions, ICL Finance B.V., and Israel Chemicals Ltd. Until used by the Company, as aforementioned, the proceeds of any offering will be invested by us, at our discretion, in non-speculative investments, including, but not limited to, interest-bearing monetary deposits, foreign currency deposits, bonds bearing a credit rating of not less than BBB-, and similar investments.

The offering described in this report was made in Israel to residents of Israel only. The debentures will not be registered under the U.S. Securities Act of 1933, as amended, and will not be offered or sold in the United States. This report shall not constitute an offer to sell or the solicitation of an offer to buy any debentures.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Senior Vice President, Global General Counsel and Corporate Secretary

Date: April 6, 2016